SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:
July 17, 2008, at 3:00 p.m., via video conference, at three locations: NET - Rua Verbo Divino, 1356 - Sala Curitiba, in the city and state of São Paulo, Contact: Rosangela (11)2111.2797; TV GLOBO - Rua Lopes Quintas, 303 - Sala 1006, in the city and state of Rio de Janeiro, Contact: Célia (21) 2540.3075; and EMBRATEL - Av. Pres. Vargas, 1012 - 15° andar, in the city and state of Rio de Janeiro, Contact: Lúcia (21) 2121.6080.

Attendance:	Members representing the necessary quorum, as undersigned, as well as the Company’s executive officers (José Antônio Guaraldi Félix, João Elek and Eduardo Aspesi).

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman. João Adalberto Elek Junior – Secretary.

Agenda:	1. Acknowledge the results for the second quarter of 2008;

2. Acknowledge the Fiscal Council and Independent Auditors’ opinion on the results for the second quarter of 2008;

3. Approve the results for the second quarter of 2008 and their release to the market;

4. Approve the contracting of Programming;

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF
NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON JULY 17, 2008.

5. Approve the assignment of the loan from Banco Inbursa, S.A. to its subsidiaries;

6. Acknowledge the minutes of the Financial Committee meeting; and

7. Other matters relevant to the Company.

Resolutions:	1. The Members of the Board acknowledged the Company’s operating and financial results for the second quarter of 2008.

2. The Members of the Board acknowledged the Fiscal Council and Independent Auditors’ opinion on the results for the second quarter of 2008.

3. The Members of the Board approved, with no reservations, the Company’s operating and financial results for the second quarter of 2008, as well as their release to the market.

4. The Members of the Board acknowledged and approved the contracting of the BAND NEWS, BAND SPORTS and RECORD NEWS channels for broadcasting in digital technology, and of the new channel for HDTV transmission, pursuant to the presentation attached to these minutes, which will be signed by the Secretary and filed at the Company’s headquarters.

5. The Members of the Board approved, without reservations, the assignment of the loan from Banco Inbursa S.A, INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCEIRO INBURSA, in the amount of US$200,000,000.00 (two hundred million U.S. dollars), to its subsidiaries.

The members of the Board of Directors acknowledged the minutes of the Financial Committee meeting and requested senior management to analyze the issues therein and present them to the Board of Directors, who will then make additional resolutions.

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MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF
NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON JULY 17, 2008.

Closure:

There being no further business to discuss, the meeting was adjourned for the drawing up of these Minutes, which having been read and approved, were signed by all the Members present and the Secretary.

Signatures:

Chairman: Jorge Luiz de Barros Nóbrega

Secretary: João Adalberto Elek Júnior

Stefan Alexander

Marcos da Cunha Carneiro

Augusto Cesar Roxo U. Rocha Filho

Carlos Henrique Moreira

Isaac Berensztejn

Mauro Szwarcwald

Edgard Lobão dos Santos

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.